Exhibit 99.60

PRESS RELEASE
Aya Gold & Silver Reports High-Grade Boumadine Exploration Results, Expands Imariren to 1km and Identifies New High-Grade Asirem Zone to the West

Montreal, Quebec, July 7, 2025 - Aya Gold & Silver Inc. (TSX: AYA; OTCQX: AYASF) (“Aya” or the “Corporation”) is pleased to announce new high-grade drill exploration results from its 2025 program at Boumadine in the Kingdom of Morocco. Today's results also extend the Imariren mineralized trend to 1 kilometer (“km”) and confirm high-grade continuity along the Boumadine Main Trend. In addition, Aya is pleased to announce that it has identified a new mineralized high-grade at-surface zone to the west.

Highlights[1]
•New prospective high-grade Asirem zone identified to the west of Boumadine Main Trend, with grab samples including 3.34 grams per tonne (“g/t”) gold (“Au”) and 4.0% copper (“Cu”).
•High-grade intercepts on the Boumadine Main Trend (5.4km):
•BOU-MP25-038 intercepted 258 g/t silver equivalent (“AgEq”) over 3.3 meter (“m”) (2.85 g/t Au, 27 g/t silver (“Ag”), 0.1% zinc (“Zn”), 1.0% lead (“Pb”) and 0.05% Cu, including 563 g/t AgEq over 1.3m (6.13 g/t Au, 65 g/t Ag, 0.3% Zn, 0.2% Pb and 0.1% Cu)
•BOU-MP25-028 intercepted 286 g/t AgEq over 4.3m (3.27 g/t Au, 19 g/t Ag, 0.3% Zn, 0.1% Pb and 0.1% Cu), including 460 g/t AgEq over 2.1m (5.46 g/t Au, 26 g/t Ag, 0.05% Zn, 0.1% Pb and 0.1% Cu)
•High-grade intercepts on the Tizi Zone (2km):
•BOU-DD25-547 intercepted 248 g/t AgEq over 9.0m (0.42 g/t Au, 80 g/t Ag, 3.6% Zn, 1.8% Pb and 0.04% Cu)
•BOU-DD24-540 intercepted 480 g/t AgEq over 2.0m (3.27 g/t Au, 53 g/t Ag, 1.1% Zn, 5.2% Pb and 0.2% Cu)
•Extension of Imariren strike length to 1km:
•BOU-DD25-503 intercepted 876 g/t AgEq over 1.0m (9.92 g/t Au, 49 g/t Ag, 1.6% Zn, 0.2% Pb and 0.1% Cu)
•BOU-DD25-529 intercepted 365 g/t AgEq over 2.0m (3.66 g/t Au, 52 g/t Ag, 0.5% Zn, 0.5% Pb and 0.1% Cu)
•Completed 79,732m of drilling at Boumadine year-to-date in 2025.

1. All intersections are in core lengths. Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag.
“We are excited to have identified the new Asirem gold-copper zone at surface to the west of the Boumadine Main Trend — a new prospective target that highlights Boumadine’s potential to become a large-scale, high-grade project,” said Benoit La Salle, President & CEO. “We are well positioned to quickly drill test this new regional target, and the structure can now be traced to the west over 9km. In addition, high-grade holes BOU-MP25-038 and BOU-MP25-028 confirm strong continuity of the Boumadine Main Trend at depth, while hole BOU-

DD25-529 extends the footprint south at Imariren. With over 8.4km of mineralized strike length, we continue to demonstrate Boumadine’s significant resource growth potential.”
Table 1 – Significant Intercepts from Boumadine Drill Exploration Program (Core Lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD25-503	224.2	225.2	9.92	49	1.0	0.1	0.2	1.6	6	876
BOU-DD25-529	134.4	136.4	3.66	52	2.0	0.0	0.5	0.5	5	365
BOU-DD25-533	204.3	207.7	1.18	61	3.4	0.2	0.1	3.7	13	266
Including	206.1	207.7	2.19	87	1.6	0.3	0.2	5.9	13	436
BOU-DD25-537	119.9	124.3	1.46	30	4.4	0.0	0.2	0.8	119	174
BOU-DD25-540	69.0	71.0	3.27	53	2.0	0.2	5.2	1.1	3	480
BOU-DD25-547	117.0	126.0	0.42	80	9.0	0.0	1.8	3.6	5	248
BOU-MP25-026	238.5	243.2	0.58	36	4.7	0.1	1.3	7.2	12	296
BOU-MP25-028	392.1	396.4	3.27	19	4.3	0.1	0.1	0.3	8	286
Including	392.1	394.2	5.46	26	2.1	0.1	0.1	0.0	10	460
BOU-MP25-031	279.1	282.0	2.47	21	2.9	0.1	0.2	0.7	7	242
BOU-MP25-038	437.7	441.0	2.85	27	3.3	0.0	0.1	0.1	2	258
Including	437.7	439.0	6.13	65	1.3	0.1	0.2	0.3	2	563
BOU-MP25-039	521.0	525.0	2.86	13	4.0	0.0	0.1	0.2	1	246
Including	521.0	523.0	3.91	19	2.0	0.1	0.1	0.4	1	339
BOU-MP25-042	194.0	196.0	2.82	31	2.0	0.1	0.7	1.9	7	322
* True width remains undetermined at this stage; all values are uncut.
** Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag

Figure 1 - Boumadine Mining Licence Surface Plan with Magnetic Data (Residual Total Field) and 2025 Drill Holes

Figure 2 - Boumadine Property Surface Plan with 2025 Drill Holes

N
GOLD & SILVER
Boumadine
Kingdom of Morocco
Legend
2018-2024 Drill holes
2025 Drilled holes
Boumadine permits
Total area : 314.15 km²
Exploration licence
Total area : 600 km²
Boumadine Camp
0
2
4
6
8
Km
Source: Esri, Maxar,

2025 Exploration Results
This year, 148 diamond drill holes (“DDH”), 31 reverse circulation holes (“RC”) and 15 multi-purpose drill holes (“MP”) totaling 79,732m have been completed at Boumadine (Figure 1, Figure 2 and Appendix 2). Drilling was conducted on strike along the Main Trend (North Zones), Tizi, Imariren as well as on some regional targets. The majority of results have been received for drill holes up to BOU-DD25-557 (Table 1, Figure 3, and Appendix 1).
Results received so far in 2025, including holes BOU-MP25-038 and BOU-MP25-028, confirm the high-grade continuity of the Main Trend, which remains open in all directions. Today’s results, with BOU-DD25-529 and BOU-DD25-547, also confirm the continuity of the Tizi Zone and extend Imariren mineralization to 1.0km. The Imariren and Tizi zones also remain open in all directions.
The main mineralization generally measures 1m to 4m wide (locally reaching over a 10m width) N340-oriented massive sulphide lenses/veins sharply dipping eastward (> 70°). The massive sulphide veins (>80%) are mainly composed of pyrite, with variable proportions of sphalerite, galena, and chalcopyrite. Tizi and Imariren share the same characteristics except for their N000 orientation.

Figures 4 and 5 shows the newly receive grab results on the western most permit, recently acquired. Strong gold and copper results helped identify the new Asirem high-grade mineralization at-surface, which will be test drilled in the coming months. The Au-Cu anomalies coincide with a strong N080 geophysical feature and a regional fault. This major structure can be traced for over 9km within our new western exploration permits.
Figure 3 – Surface Plan of Boumadine North, Imariren and Tizi Zones with New DDH Results

Figure 4 – Surface Map of Boumadine Property with Simplified Geology and Au Grab Results

Figure 5 – Surface Map of Boumadine Property with Simplified Geology and Cu Grab Results
Next Steps
Significant upside potential exists to expand the Boumadine Main Trend, which currently extends 5.4km, the Tizi Zone, which currently extends 2.0km and the Imariren Zone, with a current extension of 1.0km; the three trends remain open in all directions. Currently, the Corporation has mobilized drill rigs to complete the 100,000m to 140,000m drilling program. Half of the drilling will focus along the Main Trend, Imariren and Tizi to continue extending the known mineralization trend along strike and at depth and to infill known areas advancing the project towards a preliminary economic assessment. The remaining 50% will focus on greenfield exploration designed to test geological hypotheses and drill targets generated from the past three years of work. The results from ongoing geology work will determine additional development work.
Technical Information
Aya has implemented a quality control program to comply with best practices in sampling and analysis of drill core and RC chips. For core drilling, all individual samples represent approximately one meter in length of core, which is halved. Half of the core is kept on site for reference, and its counterpart is sent for preparation and assaying to African Laboratory for

Mining and Environment (“Afrilab”) in Marrakech, Morocco. For drilling using RC, all individual samples represent 1.0m in length and a representative portion is kept for every meter in some chip trays stored on site. A split samples representing 1/16th, ranging from 2 to 4 kilogram is sent for preparation and assaying to Afrilab in Marrakech, Morocco.
All samples are analyzed for silver, copper, iron, lead, zinc, tin, and molybdenum using Aqua regia and finished by atomic absorption spectroscopy (“AAS”). Samples grading above 200 g/t Ag are reanalyzed using fire assaying. Gold is assayed by fire assaying. Standards of different grades and blanks were inserted every 20 samples in addition to the standards, blanks and pulp duplicate inserted by Afrilab.
Qualified Person
The scientific and technical information contained in this press release have been reviewed by David Lalonde, B. Sc, Vice-President Exploration, Qualified Person, for accuracy and compliance with National Instrument 43-101.
About Aya Gold & Silver Inc.
Aya Gold & Silver Inc. is a rapidly growing, Canada-based silver producer with operations in the Kingdom of Morocco.
The only TSX-listed pure silver mining company, Aya operates the high-grade Zgounder Silver Mine and is exploring its properties along the prospective South-Atlas Fault, several of which have hosted past-producing mines and historical resources.
Aya’s management team maximizes shareholder value by anchoring sustainability at the heart of its production, resource, governance, and financial growth plans.
For additional information, please visit Aya’s website at www.ayagoldsilver.com or contact:

Benoit La Salle, FCPA, MBA President & CEO benoit.lasalle@ayagoldsilver.com	Alex Ball VP, Corporate Development & IR alex.ball@ayagoldsilver.com
Forward-Looking Statements
This press release contains certain statements that constitute forward-looking information within the meaning of applicable securities laws (“forward-looking statements”), which reflects management's expectations regarding Aya’s future growth and business prospects (including the timing and development of new deposits and the success of exploration activities) and other opportunities. Wherever possible, words such as “expand”, “Identify”, “extend”, “confirm”, “prospective”, “target”, potential”, “become”, “position”, “continue”, “potential”, “to complete”, and similar expressions or statements that certain actions, events or results “may”, “could”, “would”, “might”, “will”, or are “likely” to be taken, occur or be achieved, have been used to identify such forward-looking information. Specific forward-looking statements in this press release include, but are not limited to, statements and information with respect to the (1) confirmation of high-grade continuity along the Boumadine Main Trend and the extension of the Imariren mineralized trend to 1 kilometer; (2) identification of a new mineralized high-grade at-surface zone to the west for potential future exploration; (3) identification of the new prospective high-grade Asirem zone to the west of Boumadine Main Trend for potential future exploration; (4) identification of the Asirem gold-copper zone as a new prospective target; (5) potential of Boumadine to become a large-scale, high-grade project; (6) intention and readiness to quickly drill test the newly identified Asirem regional target; (7) mineralized structure at Boumadine to be traced over 9 kilometers, supporting future exploration potential; (8) continued demonstration of Boumadine’s significant resource growth potential; (9) high-grade continuity within the Main Trend and its continued potential for extension, as it remains open in all directions; (10) continuity in the Tizi Zone and the extension of mineralization at Imariren to 1.0 km; (11) potential for continued extension and exploration at the Tizi and Imariren zones, which remain open in all directions; (12) identification of the new Asirem high-grade surface mineralization; (13) intention to drill test the new Asirem high-grade surface mineralization in the coming months; (14) major mineralized structure to be traced for over 9 kilometers within the newly acquired western exploration permits, supporting future exploration potential; (15) potential to expand the Boumadine Main Trend, Tizi Zone, and Imariren Zone, all of which remain open in all directions; (16) execution of the planned 100,000 to 140,000 meter drilling program at Boumadine; (17) continuation and success of the exploration program, including the extension of mineralization; (18) advancement of the project toward a preliminary economic assessment; (19) focus of future drilling on greenfield exploration and testing of geological hypotheses and targets generated over the past three years; (20) expectation that ongoing geological work will guide and determine further development activities. Although the forward-looking information contained in this press release reflect management's current beliefs based upon information currently available to management and based upon what management believes to be reasonable assumptions, Aya cannot be certain that actual results will be consistent with such forward-looking information. Such forward-looking statements are based upon assumptions, opinions and analysis made by management in light of its experience, current conditions, and its expectations of future developments that management believe to be reasonable and relevant but that may prove to be incorrect. These assumptions include, among other things, the ability to obtain any requisite governmental approvals, obtaining regulatory permits for on-site work, importing goods and machinery and employment permits, the accuracy of Mineral Reserve and Mineral Resource Estimates (including, but not limited to, ore tonnage and ore grade estimates), silver price, exchange rates, fuel and energy costs, future economic conditions, anticipated future estimates of free cash flow, and courses of action. Aya cautions you not to place undue reliance upon any such forward-looking statements.
The risks and uncertainties that may affect forward-looking statements include, among others: the inherent risks involved in exploration and development of mineral properties, including government approvals and permitting, changes in economic conditions, changes in the worldwide price of silver and other key inputs, changes in mine plans (including, but not limited to, throughput and recoveries being affected by metallurgical characteristics) and other factors, such as project execution delays, many of which are beyond the control of Aya, as well as other risks and uncertainties which are more fully described in Aya's 2024 Annual Information Form dated March 31, 2025, and in other filings of Aya with securities and regulatory authorities which are available on SEDAR+ at www.sedarplus.ca. Aya does not undertake any obligation to update forward-looking statements should assumptions related to these plans, estimates, projections, beliefs, and opinions change. Nothing in this document should be construed as either an offer to sell or a solicitation to buy or sell Aya securities. All references to Aya include its subsidiaries unless the context requires otherwise.

Appendix 1 – Full Drill Results from Boumadine (core lengths)

DDH No.	From	To	Au	Ag	Length*	Cu	Pb	Zn	Mo	Ag Eq**
	(m)	(m)	(g/t)	(g/t)	(m)	(%)	(%)	(%)	(g/t)	(g/t)
BOU-DD25-492	0.0	666.0	0.00	0	666.0	0.0	0.0	0.0	0	0
BOU-DD25-495	258.9	259.5	0.03	47	0.6	0.6	0.0	0.1	9	102
BOU-DD25-499	0.0	705.0	0.00	0	705.0	0.0	0.0	0.0	0	0
BOU-DD25-503	224.2	225.2	9.92	49	1.0	0.1	0.2	1.6	6	876
BOU-DD25-507	28.0	29.4	1.18	20	1.4	0.0	0.4	2.0	14	171
BOU-DD25-523	0.0	183.0	0.00	0	183.0	0.0	0.0	0.0	0	0
BOU-DD25-527	129.4	131.3	0.73	26	1.9	0.1	0.2	0.3	2	99
BOU-DD25-529	103.0	104.0	1.41	14	1.0	0.0	0.1	0.1	6	131
BOU-DD25-529	105.9	108.2	1.42	6	2.3	0.0	0.3	0.5	4	142
BOU-DD25-529	134.4	136.4	3.66	52	2.0	0.0	0.5	0.5	5	365
BOU-DD25-532	43.6	44.4	3.32	32	0.8	0.0	0.1	0.2	16	299
BOU-DD25-532	51.0	52.0	0.09	81	1.0	0.1	0.2	3.5	2	187
BOU-DD25-532	165.3	165.8	1.22	11	0.5	0.2	0.1	0.4	2	135
BOU-DD25-532	169.4	171.2	0.64	12	1.8	0.0	0.1	0.4	2	77
BOU-DD25-532	189.0	190.0	0.89	6	1.0	0.0	0.3	1.3	3	114
BOU-DD25-533	204.3	207.7	1.18	61	3.4	0.2	0.1	3.7	13	266
Including	206.1	207.7	2.19	87	1.6	0.3	0.2	5.9	13	436
BOU-DD25-534	0.0	114.0	0.00	0	114.0	0.0	0.0	0.0	0	0
BOU-DD25-535	230.5	231.5	0.48	9	1.0	0.0	0.2	0.8	1	72
BOU-DD25-537	65.6	70.0	0.92	29	4.4	0.1	0.1	0.4	6	118
BOU-DD25-537	104.2	104.8	0.33	44	0.6	0.0	1.2	1.5	4	135
BOU-DD25-537	108.5	109.0	0.24	42	0.5	0.0	0.5	1.0	8	102
BOU-DD25-537	119.9	124.3	1.46	30	4.4	0.0	0.2	0.8	119	174
BOU-DD25-538	203.5	204.3	0.23	74	0.8	0.1	0.2	1.7	2	147
BOU-DD25-538	264.0	266.0	0.66	5	2.0	0.0	0.0	0.0	2	60
BOU-DD25-539	80.2	81.0	0.90	1	0.8	0.0	1.1	1.1	7	128
BOU-DD25-539	85.7	86.3	0.89	373	0.6	0.3	0.5	13.7	4	816
BOU-DD25-539	113.0	113.9	0.46	11	0.9	0.0	0.4	1.1	2	86
BOU-DD25-540	69.0	71.0	3.27	53	2.0	0.2	5.2	1.1	3	480
BOU-DD25-540	164.2	165.1	0.90	11	0.9	0.1	0.0	0.1	8	93
BOU-DD25-540	330.5	331.5	2.59	332	1.0	0.3	0.7	0.2	2	582
BOU-DD25-541	111.8	112.9	0.78	52	1.1	0.0	0.2	1.5	9	159
BOU-DD25-541	133.5	134.2	2.16	1	0.7	0.0	0.2	0.2	114	184
BOU-DD25-541	165.7	166.3	1.02	3	0.6	0.1	0.1	0.1	1	93
BOU-DD25-541	255.7	256.5	0.93	1	0.8	0.0	0.2	0.4	1	89
BOU-DD25-542	22.4	23.0	0.84	13	0.6	0.0	0.3	0.3	20	96

BOU-DD25-542	36.0	37.0	0.87	1	1.0	0.0	0.3	0.4	5	86
BOU-DD25-542	177.3	179.0	0.80	1	1.7	0.0	0.3	0.5	14	86
BOU-DD25-542	182.0	183.0	0.66	1	1.0	0.0	0.4	0.6	12	76
BOU-DD25-543	200.0	201.0	0.68	6	1.0	0.0	1.0	1.6	4	124
BOU-DD25-543	223.0	224.0	0.48	11	1.0	0.0	0.6	1.5	2	103
BOU-DD25-544	31.9	44.2	0.31	60	12.3	0.0	1.1	1.9	4	161
BOU-DD25-544	55.0	56.0	0.38	35	1.0	0.0	0.7	1.9	1	130
BOU-DD25-545	130.8	131.8	0.60	32	1.0	0.2	1.2	3.2	14	205
BOU-DD25-545	134.2	136.6	0.52	25	2.4	0.2	0.9	1.1	5	127
BOU-DD25-545	177.8	178.5	0.46	23	0.7	0.1	1.3	2.9	6	170
BOU-DD25-545	242.0	244.4	1.48	23	2.4	0.2	0.6	1.5	6	206
BOU-DD25-545	368.4	369.3	0.50	16	0.9	0.0	0.1	1.2	1	88
BOU-DD25-546	22.1	22.8	0.95	37	0.7	0.1	1.1	7.1	11	320
BOU-DD25-546	41.7	42.6	0.38	21	0.9	0.0	0.5	1.2	4	91
BOU-DD25-546	57.0	59.7	0.57	53	2.7	0.0	1.8	1.8	6	189
BOU-DD25-546	62.4	63.3	0.45	26	0.9	0.0	1.2	1.8	9	137
BOU-DD25-546	79.4	82.1	0.55	78	2.7	0.1	1.6	1.8	7	209
BOU-DD25-547	69.3	73.0	0.72	22	3.7	0.0	0.3	0.7	4	106
BOU-DD25-547	86.3	86.8	0.20	69	0.5	0.0	0.4	1.5	3	134
BOU-DD25-547	97.8	98.6	0.74	26	0.8	0.0	0.5	1.0	2	123
BOU-DD25-547	117.0	126.0	0.42	80	9.0	0.0	1.8	3.6	5	248
BOU-DD25-548	0.0	294.0	0.00	0	294.0	0.0	0.0	0.0	0	0
BOU-DD25-549	176.5	184.0	0.40	38	7.5	0.0	0.8	0.9	4	112
BOU-DD25-549	186.0	187.7	0.32	34	1.7	0.0	1.5	3.2	8	176
BOU-DD25-550	40.2	40.8	0.44	82	0.6	0.0	0.7	1.6	13	173
BOU-DD25-551	95.5	100.0	0.47	36	4.5	0.0	0.8	1.0	8	116
BOU-DD25-552	54.6	55.9	1.19	21	1.3	0.0	0.2	0.2	3	128
BOU-DD25-552	123.4	124.1	0.41	19	0.7	0.0	0.1	0.4	6	64
BOU-DD25-552	161.5	163.0	1.01	13	1.5	0.0	0.2	0.5	14	110
BOU-DD25-552	166.6	168.1	0.69	117	1.5	0.0	1.8	2.7	8	282
BOU-DD25-553	102.1	102.9	0.28	30	0.8	0.0	0.2	0.7	4	75
BOU-DD25-553	286.3	287.8	0.73	108	1.5	0.3	2.2	4.8	3	361
BOU-DD25-554	222.0	223.9	0.58	58	1.9	0.1	1.4	2.6	6	207
BOU-DD25-554	224.9	226.5	0.29	34	1.6	0.0	0.9	1.6	9	119
BOU-DD25-555	171.8	172.8	0.54	9	1.0	0.0	0.0	0.1	10	55
BOU-DD25-556	24.7	30.5	1.73	2	5.8	0.0	0.0	0.1	12	141
BOU-DD25-556	45.1	46.1	0.06	122	1.0	0.0	0.1	0.3	32	136
BOU-DD25-557	212.0	213.0	0.40	25	1.0	0.0	0.0	0.1	2	60
BOU-DD25-557	214.7	215.2	6.38	126	0.5	0.1	1.8	0.7	3	697

BOU-DD25-557	222.2	222.8	2.30	21	0.6	0.0	0.4	1.0	1	236
BOU-DD25-557	234.3	235.0	1.35	27	0.7	0.1	0.6	1.8	3	196
BOU-DD25-557	246.3	247.0	2.52	30	0.7	0.2	0.4	0.7	5	273
BOU-DD25-557	258.7	259.9	1.99	20	1.2	0.0	0.5	0.9	17	210
BOU-DD25-557	266.6	268.4	2.32	34	1.8	0.1	0.1	0.1	5	231
BOU-DD25-557	270.5	271.0	1.71	29	0.5	0.1	0.1	0.2	6	181
BOU-DD25-560	82.0	83.0	1.19	9	1.0	0.0	0.0	0.0	10	104
BOU-DD25-560	90.3	91.0	1.19	9	0.7	0.0	0.0	0.0	9	103
BOU-MP25-024	0.0	200.0	0.00	0	200.0	0.0	0.0	0.0	0	0
BOU-MP25-025	151.0	152.0	0.06	57	1.0	0.0	0.6	2.5	16	138
BOU-MP25-025	164.0	165.0	0.40	17	1.0	0.0	0.1	0.5	13	63
BOU-MP25-026	13.0	14.0	0.80	5	1.0	0.0	0.6	0.1	14	86
BOU-MP25-026	238.5	243.2	0.58	36	4.7	0.1	1.3	7.2	12	296
BOU-MP25-026	252.0	254.0	0.47	16	2.0	0.0	1.1	1.2	15	115
BOU-MP25-026	317.0	318.0	1.12	2	1.0	0.0	0.1	0.1	2	96
BOU-MP25-026	326.0	327.0	1.53	4	1.0	0.0	0.1	0.4	2	137
BOU-MP25-028	392.1	396.4	3.27	19	4.3	0.1	0.1	0.3	8	286
Including	392.1	394.2	5.46	26	2.1	0.1	0.1	0.0	10	460
BOU-MP25-029	69.0	70.0	0.39	20	1.0	0.0	1.1	0.4	25	90
BOU-MP25-031	275.0	276.3	0.47	31	1.3	0.0	0.4	0.9	6	100
BOU-MP25-031	279.1	282.0	2.47	21	2.9	0.1	0.2	0.7	7	242
BOU-MP25-034	191.0	192.0	0.53	12	1.0	0.0	0.4	0.7	6	83
BOU-MP25-034	497.0	498.0	0.75	12	1.0	0.0	0.2	0.6	1	92
BOU-MP25-036	312.3	313.0	0.87	19	0.7	0.0	0.7	1.3	3	137
BOU-MP25-036	618.2	618.9	1.38	30	0.7	0.1	0.1	1.4	7	183
BOU-MP25-036	646.8	647.5	1.34	11	0.7	0.1	0.1	1.4	8	161
BOU-MP25-036	721.2	722.3	1.45	33	1.1	0.1	0.0	0.1	1	157
BOU-MP25-037	733.6	734.4	3.52	10	0.8	0.0	0.1	0.2	1	293
BOU-MP25-038	437.7	441.0	2.85	27	3.3	0.0	0.1	0.1	2	258
Including	437.7	439.0	6.13	65	1.3	0.1	0.2	0.3	2	563
BOU-MP25-038	453.9	457.6	1.66	2	3.7	0.0	0.0	0.2	4	139
BOU-MP25-038	907.6	908.3	3.29	84	0.7	0.2	0.6	1.4	5	408
BOU-MP25-039	164.0	166.0	0.24	161	2.0	0.0	0.2	0.3	5	192
BOU-MP25-039	419.4	420.1	0.52	16	0.7	0.0	0.1	1.5	7	101
BOU-MP25-039	466.0	467.0	0.97	12	1.0	0.1	0.6	1.2	14	136
BOU-MP25-039	521.0	525.0	2.86	13	4.0	0.0	0.1	0.2	1	246
Including	521.0	523.0	3.91	19	2.0	0.1	0.1	0.4	1	339
BOU-MP25-039	565.0	565.6	0.61	26	0.6	0.1	0.7	2.4	2	154
BOU-MP25-039	604.2	604.7	0.42	25	0.5	0.1	0.9	1.4	1	119

BOU-MP25-040	413.5	415.4	0.89	25	1.9	0.0	0.3	0.8	14	126
BOU-MP25-040	568.8	569.6	0.03	77	0.8	0.2	5.9	2.8	4	308
BOU-MP25-040	571.6	572.5	0.03	77	0.9	0.0	0.2	0.4	6	95
BOU-MP25-040	574.3	576.9	1.94	26	2.6	0.1	0.8	0.6	3	218
BOU-MP25-041	70.0	71.0	0.39	20	1.0	0.0	1.4	1.4	27	120
BOU-MP25-041	81.0	83.0	0.90	15	2.0	0.0	0.9	1.1	30	138
BOU-MP25-041	114.0	115.0	0.47	16	1.0	0.1	0.4	2.6	9	130
BOU-MP25-041	116.0	120.0	0.69	19	4.0	0.0	0.6	2.3	7	148
BOU-MP25-041	121.0	122.0	0.52	10	1.0	0.0	0.1	0.1	7	56
BOU-MP25-041	487.0	487.5	1.77	30	0.5	0.1	0.5	1.7	1	228
BOU-MP25-041	621.5	622.4	0.72	33	0.9	0.3	0.3	0.3	18	128
BOU-MP25-041	626.0	626.5	0.50	64	0.5	0.1	1.3	1.9	6	193
BOU-MP25-041	644.6	645.1	2.50	45	0.5	0.1	0.5	3.4	1	347
BOU-MP25-041	648.6	649.1	4.86	20	0.5	0.0	0.7	1.6	1	458
BOU-MP25-042	189.0	190.0	0.51	8	1.0	0.0	0.9	1.0	9	96
BOU-MP25-042	194.0	196.0	2.82	31	2.0	0.1	0.7	1.9	7	322
BOU-MP25-042	776.4	776.9	0.80	6	0.5	0.1	0.5	0.4	20	100
* True width remains undetermined at this stage; all values are uncut.
** Ag equivalent is based on a silver price of US$24/oz with a process recovery of 89%, a gold price of US$2,200/oz with a process recovery of 85%, a zinc price of US$1.20/lb with a process recovery of 72%, a lead price of US$1.00/lb with a process recovery of 85%, and a copper price of US$4.00/lb with a process recovery of 75% resulting in the following ratios: 1g/t Au: 77.9 g/t Ag; 1% Cu: 85.4 g/t Ag; 1% Pb: 24.2 g/t Ag; and 1% Zn: 24.6 g/t Ag.

Appendix 2 – New Drillhole Coordinates of 2025 Boumadine Exploration Program (completed holes)

DDH No.	Easting	Northing	Elevation	Azimuth	Dip	Length (m)
BOU-DD25-596	305278	3473693	1245	180	-50	156
BOU-DD25-597	305278	3473774	1240	180	-50	168
BOU-DD25-598	305278	3473868	1252	180	-50	216
BOU-DD25-599	317536	3476276	1212	250	-50	820
BOU-DD25-600	305278	3473946	1249	180	-50	237
BOU-DD25-601	304208	3473224	1349	180	-50	153
BOU-DD25-602	317338	3476969	1201	250	-50	846
BOU-DD25-603	304208	3473316	1320	180	-50	330
BOU-DD25-606	317171	3475739	1250	250	-50	543
BOU-MP25-070	317700	3476451	1208	250	-55	102
BOU-MP25-071	317612	3476303	1209	250	-55	126
BOU-MP25-072	317631	3476114	1231	250	-55	200
BOU-MP25-073	317440	3476157	1213	245	-55	36
BOU-MP25-074	317440	3476157	1213	245	-55	36
BOU-MP25-075	317385	3474168	1286	65	-50	12
BOU-MP25-076	317385	3474168	1286	65	-55	84
BOU-MP25-077	317316	3474143	1273	65	-55	102
BOU-MP25-078	317700	3476451	1208	250	-50	12
BOU-RC25-028	317142	3476181	1218	250	-55	192
BOU-RC25-029	317104	3476167	1219	250	-55	156
BOU-RC25-030	317065	3476153	1223	250	-55	200
BOU-RC25-031	332555	3487943	1033	315	-50	192
BOU-RC25-032	332337	3487819	1039	135	-50	200
BOU-RC25-033	331313	3486836	1069	135	-55	200
BOU-RC25-034	331286	3486864	1066	135	-50	200
BOU-RC25-035	335465	3471963	1183	180	-50	150
BOU-RC25-036	335464	3471922	1182	180	-50	144
BOU-RC25-037	335564	3471908	1190	180	-50	200
BOU-RC25-038	335564	3471955	1194	180	-50	12